Asia Electrical Power International Group Inc.

#703-1112 West Pender Street, Vancouver, BC V6E 2S1 Canada

Telephone: 604-697-8899 Fax: 604-697-8898

Mobile: 604-833-1727

Email: asiaelectrical@telus.net

April 29th, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Brian McAllister

Dear Sirs:

Re:

Asia Electrical Power International Group, Inc.

Registration Statement on Form SB-2 – Amendment No. 2

Commission File No. 333-120114

Thank you for your letter and comments dated March 4th, 2005.  We enclose for filing pursuant to the Securities Act of 1933 the Amendment No. 2 to the Registration Statement on Form SB-2 for Asia Electrical Power International Group, Inc. (the “Company”), which has been amended pursuant to your comments.

Responses to each comment are referenced to the changes made in the Form 10-SB/A.

The corresponding answers to your questions are as follows:

General

1.

In response to your comment regarding the selling shareholders, we advise that the insiders have opted not to sell their shares under the shareholder offering.  The selling of shares by the associates would, in any event, be subject to the Rule 144 restrictions.  In light of this change, we believe that your comments with respect to the offering being carried out “by or on behalf of the registrant” are no longer relevant.

The offering has been amended, however, to reflect the shares that will be sold by the minority shareholders.  Accordingly, after taking out the 5,252,000 shares of insiders no longer being offered and including the majority of the shareholdings of the minority shareholders, totaling 7,290,000 shares, the total shareholder offering has been decreased from 7,752,000 to 7,290,000 shares.

2.

We advise that there were adjustments to cost of goods sold, selling and administrative expenses, and income taxes.  An error was discovered in the method of calculating the overhead component of the 12/31/01 inventory.  Correction of this error affected the inventories and cost of goods sold of the years 2002 and 2003 as well as those of 2001.  These corrections affected the cost of goods sold of each year and the income tax provision of each year.  In addition to those corrections, it was discovered that administrative charges were recorded in 2001 that should have been recorded in 2003.  These were corrected causing an increase in administrative expense.

3.

As requested, enclosed is an updated consent letter from the auditors.

Security Ownership of Certain Beneficial Owners and Management

4.

We have amended the disclosure as requested.

Signatures

5.

We have added the additional signature, as requested.

Exhibit 5.1

6.

As requested, enclosed is an updated legal opinion from Clark, Wilson.

Financial Statements

7.

As requested, we have amended the disclosure to reflect that the financial statements are unaudited.

Summary of Significant Accounting Policies

8.

The auditors have further adjusted the footnote on Research and Development to accommodate this comment.  There have been no instances in which development cost has been deferred.

9.

The Company does not record estimates of sales returns and product warranties because past experience has shown that these expenses are insignificant.  During the year 2003, for example, the cost of this activity was $49; during 2002, it was zero.

Note 7.  Rentals Under Operating Leases

10.

We confirm that the Company does not have any of the conditions listed in paragraph 16d of SFAS No.13.

11.

We confirm that there are no employees in the Vancouver office.  The Company’s President makes available a service by which a telephone is answered and messages provided.  Mail can also be received at this office and routed to company employees in China.  The cost of such a service in the open market would be less than $100 per month.

Please direct any further comments or questions to our administrative branch office at (604) 697-8899 or by e-mail: dmoroney@telus.net.  Thank you for your attention to this matter.

Yours truly,

Asia Electrical Power International Group Inc.

/s/ “Yulong Guo”

Yulong Guo,

President